Exhibit 99.1

Sapiens Opens a New Office Facility in Bangalore, India

To better support Sapiens’ global expansion, over 1,000 Sapiens employees in India have been upgraded to a more modern and spacious office building in Bangalore

Bangalore, India – July 22, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the opening of a larger and newer office building in Bangalore for the company’s 1,000 employees in India, to support Sapiens’ continued global expansion.

The opening of the new office underscores the strategic importance of Sapiens’ Indian operations in supporting the company’s growth and improving its profit margins. The opening of the new office will be a major upgrade for Sapiens’ existing employees in India and will also enable the company to further expand in the near future.

The office building is situated in a technology park inside Bangalore’s high-tech zone, which is equipped with modern amenities and services.

“It is a high priority for our employees in India to be better equipped to perform their important roles,” said Surajit Basu, vice president and country manager for India at Sapiens. “Upgrading to this technology park will help Sapiens continue recruiting talented employees, so we can keep expanding and growing. India will continue to be a focal point for Sapiens.”

Sapiens employees in India support new and existing projects across Sapiens’ product portfolio and drive continuous innovation across Sapiens’ divisions and the company’s diverse products and services.

“This is an exciting moment for Sapiens. For many years, the company’s goal has been to establish a large presence in India – an innovative country that contains many experienced people,” said Roni Al-Dor, president and CEO, Sapiens. “Sapiens has entrusted Indian personnel with leadership and key positions, and they have exceeded expectations. I would like to thank all of our hard-working employees in India for making this day a reality, and Sapiens’ India Site Management group for their leadership.”

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com